UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: August 10, 2011
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Mahindra Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
1.	Plans to wind-down American Depositary Share Program in 2012
On August 09, 2011, Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) announced its plans to wind-down its American Depositary Share program in 2012 in an orderly manner. A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
2.	Unaudited financial results as per Indian GAAP for the quarter ended June 30, 2011
On August 09, 2011, in compliance to the listing agreement with the Indian stock exchanges, the Board of Directors of Satyam Computer Services Limited (Mahindra Satyam) “(the Company”) approved the Company’s unaudited standalone and consolidated financial results as per Indian GAAP, for the quarter ended on June 30, 2011.
A copy of the approved financial results is attached hereto as Exhibit 99.2 and is incorporated herein by reference. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
Exhibits:

99.1	Press Release of the Company dated August 09, 2011 regarding plans to wind-down American Depositary Share program in 2012 in an orderly manner

99.2	Statement of unaudited standalone and consolidated financial results as per Indian GAAP, for the quarter ended June 30, 2011 and Limited Review reports by the statutory auditors of the Company

99.3	Press Release of the Company dated August 09, 2011

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Date: August 10, 2011	Name:	G. Jayaraman
	Title:	Company Secretary